EXHIBIT 99.1

Fury Commences 2026 Drilling Program at Committee Bay in Nunavut

Focused on Resource Growth at Three Bluffs and Antler

TORONTO, July 07, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the 2026 drill program is underway at the Committee Bay project (“Committee Bay” or the “Project”), located in the eastern Kitikmeot region of Nunavut, Canada. The Project covers over 235,000 hectares with district-scale discovery potential.

The 2026 drill program will comprise approximately 5,000 metres (m) of diamond drilling, focusing on the Three Bluffs deposit and the Antler prospect where past drilling has identified significant gold mineralization (Figure 1). At the Three Bluffs deposit approximately 13 holes will be drilled along approximately one kilometre of strike length with a key focus to infill and expand the known mineral resources (Figure 2).

In the 2026 program, three holes are currently planned at the Antler gold zone to test high-priority step-out and infill targets identified through a review of historical drilling. Two previously drilled intersections — hole 16AN044 (9.9 m at 3.19 g/t Au) and hole 11AN042 (13.0 m at 4.0 g/t Au)1 — returned significant gold grades but remain untested along strike and at depth. A resource gap exists above the 2011 intersection, presenting an opportunity for resource expansion in an area of known mineralization. The Antler zone was last drilled in 2016 by a previous operator. Results from the 2026 program are expected to be incorporated into a future updated mineral resource estimate.

“We are excited to be returning to Committee Bay in 2026. Our plans this year will focus on areas where we believe additional drilling could expand the Project’s mineral resource and potentially add ounces at Antler, which is less than 2km away from the Three Bluffs deposit,” commented Tim Clark, CEO of Fury. “The summer program reflects our continued focus on growing ounces at Committee Bay, thereby generating value across Fury’s gold portfolio through disciplined technical execution.”

The planned drilling strategy is focused on maximizing drilling efficiency and increasing drill density in priority areas through a systematic approach. The selected areas required less helicopter time and are less affected by weather-related disruptions, allowing the Company to advance the program more efficiently. The program will also provide additional information on grade variability, which can improve the understanding of geological structure for future exploration and development planning.

  See Technical Report on the Committee Bay Project, Nunavut Territory, Canada, prepared for Auryn Resources (filed on SEDAR+ on November 3, 2027), pages 82 and 160.

Three Bluffs Deposit

The high-grade Three Bluffs Gold deposit is located centrally within the Committee Bay project and is estimated to contain 524,000 oz of gold in 2.1 million tonnes (Mt) at 7.85 g/t gold in the indicated mineral resource category and 720,000 oz in 2.9Mt of gold at 7.64 g/t gold in the inferred mineral resource category (see Committee Bay NI43-101 report “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023”).

The 2025 drilling program at Three Bluffs consisted of six diamond drill holes totaling approximately 2,778m. Four of the drill holes (2,041m), focused on expansion drilling at the Three Bluffs Shear Zone, intercepting gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone. The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km (see release dated November 10, 2025).

2025 drilling in Nunavut successfully extended mineralization at Three Bluffs and confirmed the previously under explored regional scale shear zones contain strong alteration and gold mineralization across significant widths. Consistent with high-grade orogenic gold systems, gold mineralization within the Three Bluffs shear zone is highly variable over short distances.

Antler Prospect

The Antler prospect is located within the Committee Bay gold belt, approximately 1.2km from the Three Bluffs deposit. Drilling will test extensions of known mineralization at depth and along strike, including to the west, which will require additional drilling to confirm continuity in that area.

In addition, the Company hopes to carry out a prospecting and sampling program on other previously identified gold occurrences on the property. The goal of this program is to prioritize other areas for future diamond drilling. Fury is fully financed to complete both of the proposed 2026 exploration programs at Committee Bay and its Eau Claire property in the Eeyou-Istchee/James Bay region of Quebec.

Figure 1: Committee Bay, 2026 Exploration Program

Figure 2: Committee Bay, 2026 Drill Plan

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Committee Bay project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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